Exhibit 99.1

N E W S   R E L E A S E

Siyata Expands Alliance with Leading T-Mobile Dealer, Hyperion Partners, to Include Distribution of SD7 Handsets

Broadens scope of products offered to Hyperion Partners’ end markets

Vancouver, BC – February 6, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, announces it has expanded its alliance with Hyperion Partners (“Hyperion”), an industry-leading mobility primary agent and T-Mobile business partner, to include distribution of the Company’s mission critical PoC (MCPTT) SD7 handsets and accessories.

Siyata CEO, Marc Seelenfreund, commented, “Increasingly, we are expanding our distribution network to accelerate global order intake and drive growth. As a leading T-Mobile Dealer, Hyperion has tremendous reach. Demand for push-to-talk over cellular solutions remains robust, and the team at Hyperion understands the importance of including reliable hardware as part of their offering. Hyperion is already serving customers with our SD7 handsets over T-Mobile Direct Connect, T-Mobile’s push-to-talk service, in the government and commercial spaces. We look forward to continuing and further expanding upon our relationship.”

Hyperion Partners CEO, Kerry McGonigal, commented, “At Hyperion Partners, we pride ourselves on partnering with the industry’s leading Original Equipment Manufacturers (OEM’s). Siyata is one of the leading OEM’s helping to fill the gap in the Push-To-Talk (PTT) environment by providing best-in-class PTT equipment, its SD7 handsets and VK7 vehicle kits, for all verticals.”

About Hyperion

Hyperion is a full-service business development master agent specializing in telecommunications. We focus on adding value for partners and have exclusive access to several disruptive technologies that make our bundled solutions more attractive. Acting as consultants to our partners and clients, we ensure customers receive the most practical, affordable, and complete solution possible. Hyperion has a wide footprint in businesses of all sizes, offering dedicated care and technical support through the ordering, activation, and implementation processes. To learn more, visit hyperionpartners.net.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit www.siyata.net to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Hyperion Partners:

https://hyperionpartners.net/

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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